IHUMAN INC.

Floor 8, Building B

No. 1 Wangjing East Road

Chaoyang District, Beijing 100102

People’s Republic of China

December 1, 2023

VIA EDGAR

Mr. Stephen Kim

Mr. Robert Shapiro

Ms. Cara Wirth

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iHuman Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2022
Response dated October 24, 2023
File No. 001-39591

Dear Mr. Kim, Mr. Shapiro, Ms. Wirth and Mr. Fetterolf:

This letter sets forth the Company’s response to the comments contained in the letter dated November 16, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) and the Company’s response dated October 24, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Letter dated October 24, 2023

“Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ”, page 23

1.	We note your proposed revised disclosure in response to comment 1, including that you have been “advised” by PRC counsel that you are not required to apply with the Cybersecurity Review Office for a cybersecurity review and that you are in compliance with the permissions and approvals requirements under the existing PRC regulations and policies on cybersecurity, data security and personal data protection issued by the CAC. Please tell us if you are relying on the opinion of counsel in this context and if so, please revise to state as much. If you are not relying on the opinion of counsel, please revise to state as much, and explain why not.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company relied on the opinion of its PRC counsel, Tian Yuan Law Firm, for the proposed revised disclosure in response to Staff’s Comment #1 dated September 26, 2023. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s latest follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Data Security and Cybersecurity

•	[…]

•	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Moreover, our PRC counsel has consulted the relevant government authority, which confirmed that, under the currently effective laws and regulations of mainland China, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report, we have not been involved in any investigations on cyber security review made by the CAC, nor have we received any inquiries, notices, warnings, or sanctions from any competent mainland China regulatory authorities related to cybersecurity, data security and personal data protection. Based on the foregoing, it is the opinion of our PRC counsel that~~As advised by our PRC counsel~~, as of the date of this annual report, we are not required to apply with the Cybersecurity Review Office for a cybersecurity review. However~~Furthermore~~, the exact scope of “critical information infrastructure operators” under the current regulatory regime ~~remains unclear~~ is subject to more detailed interpretations by competent government authorities, and the mainland China~~PRC~~ government authorities may have ~~wide a certain degree of~~ broad discretion ~~within their scope of authority~~ in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or be subject to cybersecurity review under the laws and regulations of mainland China in the future. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

It is the opinion of our PRC counsel that~~As advised by our PRC counsel~~, as of the date of this annual report, we are in compliance with the permissions and approvals requirements under the existing PRC regulations and policies on cybersecurity, data security and personal data protection issued by the CAC.

General

2.	We note your response to comment 2, as well as your proposed revised disclosure that “[i]f we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have a certain degree of discretion within their scope of authority to take action in dealing with such violations or failures.” Please revise to revert to your original disclosure that “China regulatory authorities would have broad discretion to take action in dealing with such violations or failures.” Please tell us what your disclosure will look like.

The Staff’s comment is duly noted. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s latest follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 10-11

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

[…]

~~There are also substantial uncertainties regarding tT~~There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders  ~~are subject to changes~~. It is uncertain whether any new laws or regulations in mainland China relating to VIE structures will be adopted or if adopted, what they would provide. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future to disallow the VIE structure ~~depending on the facts and circumstances~~, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. If we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have ~~broad a certain degree of~~broad discretion ~~within their scope of authority~~ to take action in dealing with such violations or failures. If the mainland China~~PRC~~ government deems that our contractual arrangements with the VIE do not comply with regulations ~~regulatory restrictions~~ in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company ~~face uncertainty about~~ may be subject to potential future actions by the mainland China~~PRC~~ government ~~depending on the facts and circumstances~~ that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China~~PRC~~ government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

3.	We note your proposed revised disclosure that the “mainland China government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations.” In future filings, please revise to disclose that the mainland China government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please tell us what your disclosure will look like.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

The Staff’s comment is duly noted. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s latest follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Significant oversight and discretion by the mainland China government over ~~Significant oversight and discretion by PRC government over~~ our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by laws and regulations in mainland China. The mainland China~~PRC~~ government has ~~significant~~ significant oversight ~~and discretion~~ and discretion over the conduct of our business~~, and may intervene or influence our operations~~, and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. The mainland China~~PRC~~ government has recently published new policies that ~~significantly~~ affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares and ADSs. Our ordinary shares and ADSs may decline in value or become worthless as a result. Also, the mainland China government has indicated an intent and may promulgate certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers ~~depending on the facts and circumstances~~, such as to ensure national security. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.~~Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.~~”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

4.	We note your proposed revised disclosure that “[t]he interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders are subject to changes.” Please revise to revert to your original disclosure that “[t]here are substantial uncertainties regarding the interpretation and application . . . .” (Emphasis added). Please tell us what your disclosure will look like.

Please refer to the Company’s response to Comment #2 herein.

5.	We note your proposed revised disclosure that “the mainland China government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers depending on the facts and circumstances,” and that, “[i]n the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.” In future filings, please revise to clarify that, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In revising your disclosure, please also refrain from indicating that such changes may be “depending on the facts and circumstances.” Please tell us what your disclosure will look like. In this regard, while we note your response that you are “not owned or controlled by a governmental entity of mainland China,” we remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff’s comment is duly noted. Please refer to the Company’s response to Comment #3 herein. In addition, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s latest follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2023

Risks Related to Doing Business in China

●	[…]

●	The mainland China government has indicated an intent and may promulgate certain regulations and rules ~~take regulatory actions~~ to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers ~~depending on the facts and circumstances, and our operations and the value of our securities may be materially affected~~. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the mainland China government over our business operation could result in a material adverse change in our operations and the value of our ADSs”;

*               *               *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at vivien.wang@ihuman.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Vivien Weiwei Wang
Name: Vivien Weiwei Wang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kang Li, Partner, Ernst & Young Hua Ming LLP